SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1) *

                          Amwest Insurance Group, Inc.
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                                (Name of issuer)

                          Common Stock, $.01 Par Value
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                         (Title of class of securities)

                                    032345100
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                                 (CUSIP number)

                Mr. Phillip E. Huff, Vice President and Treasurer
                   5230 Las Virgenes Road, Calabasas, CA 91302
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           (Name, address and telephone number of person authorized to receive notices and communications)

                                 March 31, 1998
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             (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
 .

          Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 5 Pages

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          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  032345100                 13D              Pa ge   2   of 5 Pages

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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        Guy A. Main


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                                                                       -----
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *    (a)
                                                                       -----

                                                                       -----
                                                                   (b)  X
                                                                       -----

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     3       SEC USE ONLY


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     4       SOURCE OF FUNDS *
                        PF, OO

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                                                                        -----
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                                                        -----
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States of America

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                             7      SOLE VOTING POWER
                                               13,061 shares


                        -------------------------------------------------------
                        -------------------------------------------------------
       NUMBER OF             8      SHARED VOTING POWER
        SHARES                                 539,250 shares

     BENEFICIALLY
                        -------------------------------------------------------
                        -------------------------------------------------------
       OWNED BY              9      SOLE DISPOSITIVE POWER
    EACH REPORTING                             13,061 shares
      PERSON WITH
                        -------------------------------------------------------
                        -------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                               539,250 shares


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     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        552,311 shares

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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES *


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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        14.1%

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     14      TYPE OF REPORTING PERSON *
                        IN

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



Item 1.    Security and Issuer

               This Schedule 13D relates to the shares of Common Stock, $.01 par value (the "Shares"), of Amwest Insurance Group, Inc., a Delaware corporation ("Amwest"). The principal executive offices of Amwest are located at 5230 Las Virgenes Road, Calabasas, California 91302.

Item 2.    Identity and Background

               This Schedule 13D is being filed by Guy A. Main ("Main") having his business address at 5230 Las Virgenes Road, Calabasas, California 90302. Main is employed as the Executive Vice President of Amwest and is a citizen of the United States of America.

                During the last five years, Main has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

               Since his last filing on Schedule 13D dated February 10, 1997 which reported beneficial ownership of 497,491 Shares, Main has acquired an additional 926 Shares on March 19, 1997, an additional 1,800 Shares on August 12, 1997 and an additional 11 Shares on August 21, 1997 in open market purchase transactions with personal funds. Additionally, on March 31, 1998, Amwest granted a 10% stock dividend to stockholders of record as of that date of which Main received an additional 50,022 Shares. Also, Main has received, in his capacity as Executive Vice President of Amwest, options to purchase Shares, pursuant to Amwest's Stock Option Plan. These options expire in 10 years from the grant date and vest in annual 25% increments beginning one year from the grant date. Since February 10, 1997, Amwest on September 9, 1997 and April 20, 1998 granted to Main options to purchase an aggregate of 5,000 Shares. An additional 2,061 Shares held by Main have vested since February 10, 1997. Pursuant to Rule 13d-3, the Shares underlying such vested options are deemed beneficially owned by Main.

Item 4.    Purpose of Transaction

         Main has received options to purchase shares pursuant to Amwest's Stock Option Plan. Main's beneficial ownership will continue to increase in the future as additional options that are not vested within 60 days after the date hereof become vested, and if Main is granted additional options to purchase shares.

Item 5.    Interest in Securities of the Issuer

               Main beneficially owns an aggregate of 552,311 Shares, representing 14.1% of the outstanding shares as computed in accordance with SEC Rule 13d-3(d)(1)(i). A total of 539,250 Shares are held by the Main Family Trust of which Main and his wife serve as Co-Trustees. In his capacity as Co-Trustee, Main has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, such Shares. In addition, Main directly holds 11,000 Shares and an additional 2,061 Shares beneficially owned by Main represent shares which may be acquired by Main within 60 days of February 4, 1999, pursuant to the exercise of options under Amwest's Stock Option Plan.




                                Page 3 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

               Main serves as Executive Vice President of Amwest. Main is a party to a Senior Executive Severance Agreement with Amwest, pursuant to which Main is entitled to certain compensation in the event his employment with Amwest is terminated under certain conditions. Main is also a party to an indemnity agreement with Amwest regarding Main's actions as an officer and director of Amwest. Pursuant to the terms of his employment, Main from time to time may receive options to purchase Shares.

Item 7.    Material to be filed as Exhibits

               None







































                                Page 4 of 5 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 1999


                                              /s/  GUY A. MAIN
                                              ------------------------------

                                                   Guy A. Main







































                                Page 5 of 5 Pages